FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2013
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Empresas ICA Announces Unaudited First Quarter 2013 Results

Mexico City, April 26, 2013—Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest infrastructure and construction company in Mexico, announced today its unaudited results for the first quarter of 2013.

The Company’s results reflect the first-time adoption of five accounting standards related principally to issues of control.  The most important of these, IFRS 11 “Joint Arrangements,” eliminates proportional consolidation. Results for 1Q12 and the full year 2012 have been restated for comparative purposes.  Additional information is provided in the Notes.

As a result of the adoption of IFRS 11 and the strategic housing transaction agreed to with Javer last year, ICA will no longer report separate Industrial Construction and Housing Development segments.  ICA will provide consolidated operating results for four segments:  Construction, Concessions, Airports, and Corporate and Other. Results of Housing Development will be reported in the segment Corporate and Other. The results of the former Industrial Construction segment are included in Construction using the equity method.  The accounting changes do not affect ICA’s operations, cash flow generation, or business arrangements. Supplemental information on the performance of affiliates is provided in the Annex to this report.

Summary for the First Quarter and 2013 Outlook

The results for the first quarter of 2013 reflect the transition between the completion of existing large scale projects and the start up of new ones, which reduced Construction revenues and margins.  This was partially offset by the strong performance of Concessions, based on the start of operations of four consolidated concessions in late 2012, and continued strong performance from Airports.

ICA expects that full year 2013 revenues will rebound and increase an estimated 9% to 12%, compared to 2012. Construction revenue is expected to recover in the second half of the year, while Concessions and Airports are expected to continue their growth dynamic.  ICA also expects to generate an Adjusted EBITDA margin approximately equivalent to 2012, and be in the range of 13% to 16%.

This outlook is based on the solid level of Construction backlog and the expected start of construction for new projects and the start of operations of concessions under construction.  This outlook is based on ICA’s internal estimates and assumptions regarding the finalization of concession agreements, completing financing for projects that require financing, timing of the delivery of rights of way and required permits for projects, timing of the Mexican government’s National Development Plan, and general economic and financial conditions in Mexico and key markets in Latin America, among others.

For more information contact:
Iga Wolska iga.wolska@ica.mx Elena García elena.garcia@ica.mx relacion.inversionistas@ica.mx (5255) 5272 9991 ext.3696	Gabriel de la Concha, CIO gabriel.delaconcha@ica.mx Victor Bravo, CFO victor.bravo@ica.mx In the United States: Daniel Wilson, Zemi Communications (1212) 689 9560 dbmwilson@zemi.com

•
Consolidated 1Q13 revenue was Ps. 6,909 million, a decrease of 27% from 1Q12.  Construction revenue decreased 41% as a result of the transition to new large projects that are just getting underway, while Concessions revenues and Airports revenues grew 81% and 12%, respectively.

•
The Adjusted EBITDA margin reached 16.1%, as a result of the start of operation of several concessioned projects in 2012 and the relatively larger share of total revenues generated by the Concessions and Airports segments in the quarter.  To the extent that Construction rebounds in the remainder of 2013, margins are expected to adjust accordingly.

•	Construction backlog as of March 31, 2013 was Ps. 30,346 million, 7% below the level of Ps. 32,734 million as of December 31, 2012.

•
ICA also has long-term mining and other service contracts for Ps. 7,106 million (a decrease of 13% compared to Ps. 8,166 million as of 4Q12), principally related to our San Martín Contratistas Generales subsidiary in Peru. In addition, non-consolidated affiliates have Ps. 10,396 million in construction backlog.

•	Consolidated net income was Ps. 263 million, and net income of the controlling interest was Ps. 164 million.

•	Construction contributed 67% of consolidated revenue and 5% of Adjusted EBITDA in 1Q13.

•	Concessions contributed 21% of consolidated revenue and 64% of Adjusted EBITDA in 1Q13.

•
As of March 31, 2012, ICA’s Concessions segment was participating in 18 projects, including ten highways, five water projects, two social infrastructure projects, and one port. Of these, nine were in full operation, two in partial operation, and seven under construction.

•	Airports contributed 11% of consolidated revenue and 31% of Adjusted EBITDA in 1Q13.

Investor Relations	www.ica.com.mx	2/22

Construction

•
Construction revenues were Ps. 4,630 million in 1Q13. The Eastern Discharge Tunnel, the Barranca Larga – Ventanilla highway, a contract for the maintenance of the federal prison in Nayarit, and construction contracts of San Martín in Peru made the largest contribution to revenues and contributed 24% of revenues in 1Q13. Revenue decreased 41% compared to 1Q12, as a result of the transition between completion of large projects last year and the start-up of new projects in backlog.

•	The operating loss for the quarter of Ps. 148 million and the consequent 91% reduction in Adjusted EBITDA to Ps. 56 million were principally due to the transitional effects mentioned above.

•
Civil Construction debt increased Ps. 2,127 million to Ps. 12,546 million as of March 31, 2013 compared to Ps. 10,419 million as of December 31, 2012, principally because of working capital financing needed to complete projects underway.

Investor Relations	www.ica.com.mx	3/22

Construction Backlog

•	Construction backlog was Ps. 30,346 million as of March 31, 2012, equivalent to 23 months work at the average rate for the first three months of 2013.

•
New contracts and net increases in existing contracts in 1Q13 totaled Ps. 1,532 million, including new contracts for the Caqueta-Hila highway in Colombia and San Martín construction contracts in Peru and additions to the contracts for the Eastern Discharge Tunnel and the Autovía Urbana Sur.

•	Projects outside of Mexico were 21% of backlog.

Contracted Mining and Other Services

•	As of March 31, 2013, we also had Ps. 7,106 million in long-term mining and other services contracts, principally in San Martín.

Investor Relations	www.ica.com.mx	4/22

Concessions

•
Average Daily Traffic Volumes (ADTV) on consolidated highways increased 49% in 1Q13, principally because of increased traffic on the Rio de Los Remedios-Ecatepec and Mayab tollroads, as well as the start of operations of the La Piedad Bypass and the Rio Verde-Cd. Valles highways. In addition, both SPC projects were fully operational in 1Q13, meeting all required operating benchmarks.

•
Concessions revenues increased 81% to Ps. 1,478 million compared to 1Q12. Revenue from operation of projects (e.g., tolls, maintenance fees, and service revenues) increased 112% in the quarter. The new concessions that started operations last year were the major contributors to revenue growth.

•
Adjusted EBITDA increased 60% to Ps. 758 million, as a result of the strong performance of the Mayab tollroad and the start of operations of the two SPC projects. The Adjusted EBITDA margin decreased to 51.3% from 57.8%, as a result of lower construction revenues; however the composition of Adjusted EBITDA shifted toward projects in the operating phase.

•
Concessions segment debt increased Ps. 1,646 million, or 30%, to Ps. 21,307 million, as compared to December 31, 2012, as a result of drawings on financings for projects that are in the construction phase. The segment’s cash balances increased to Ps. 3,646 million from 2,330 million as of December 31, 2012.

Investor Relations	www.ica.com.mx	5/22

Operating Concessions information

Investor Relations	www.ica.com.mx	6/22

Airports

•	Terminal passenger traffic increased 5% to 3.0 million in 1Q13, with increases in seven of OMA’s 13 airports.

•	Total revenue increased 12% to Ps. 788 million in 1Q13. Aeronautical and non-aeronautical revenues rose a combined 7%. Aeronautical revenues rose 8% principally as a result of to traffic growth.

•	Non-aeronautical revenues rose 19% principally because of the revenues from checked baggage screening, OMA cargo operations, the NH T2 hotel, and advertising.

•	Adjusted EBITDA reached Ps. 364 million in the 1Q13, an increase of 13% as compared to Ps. 321 million in 1Q12.

•
Airports debt was Ps. 4,887 million as of March 31, 2013.  Debt includes Ps. 1,500 million in 10-year Notes and Ps. 100 million in commercial paper issued in1Q13. The Note proceeds will be used in part to repay higher cost bank debt and to finance OMA’s 2013 capex program.

The Airports segment includes Grupo Aeroportuario del Centro Norte (known as OMA), Aeroinvest, and Servicios de Tecnología Aeroportuaria (SETA). The earnings report of GACN, which is the operating company in the Airports segment, can be found at http://ir.oma.aero.. Those results differ from the ones presented here as a result of consolidation effects.

Investor Relations	www.ica.com.mx	7/22

Consolidated Results

•
Revenues decreased 27% to Ps. 6,909 million. Reductions in Construction as a result of the transition from recently completed large-scale projects to new projects were only partially offset by strong increases in Concessions and Airports revenues.

•	Cost of sales decreased 31% in 1Q13. Cost of sales includes interest expense on financed projects in Civil Construction and Concessions.

•
Selling, general, and administrative expenses were Ps. 759 million in 1Q13, equivalent to 11% of revenues.  SG&A in 1Q13 includes those from San Martín in Peru and other projects outside Mexico, which were not included in the operating results of the prior year period.

•	Operating income decreased 27% to Ps. 595 million, with an operating margin of 8.6%.

•	Adjusted EBITDA decreased 21% to Ps. 1,110 million in 1Q13, with an Adjusted EBITDA margin of 16.1%.

Investor Relations	www.ica.com.mx	8/22

~~•~~	Share of earnings of affiliated companies and joint ventures. The largest portion of this was generated by ICA Fluor and other construction joint ventures.

~~•~~
Comprehensive financing cost was Ps. 297 million. Interest expense increased because of a higher level of debt and the fact that interest expenses for concessioned projects that entered operation are expensed in the statement of comprehensive income, whereas previously when such projects were under construction they were capitalized. In addition, the exchange gain was lower than the prior year period. Exchange gains and losses do not represent cash inflows or outflows.

•	Taxes were Ps. 119 million in 1Q13, with an effective rate of 33%.

•	Discontinued operations include the results of the horizontal housing assets to be trans~~f~~erred to Javer, which is expected to close in 2Q13.

•	Consolidated net income was Ps. 263 million in 1Q13. The decrease compared to 1Q12 was principally because of the reduction in revenues and higher interest expense from the increased debt levels.

•	Net income of the controlling interest was Ps. 164 million in 1Q13. Earnings per share were Ps. 0.27 and Earnings per ADS were US$ 0.09.

Investments

•
During 1Q13, the company invested approximately Ps. 3,956 million in projects. It is important to note that investment in Concessions and other projects result in revenues from the operation of such assets once their construction is completed and they start operations.

Debt

•
Total debt as of March 31, 2013 was Ps. 54,162 million, an increase of Ps. 6,505 million, or 14%, as compared to December 31, 2012. The increase in 1Q13 is due to investments in concessions under construction, working capital borrowings for Construction projects in execution, and borrowings to finance the Airport segment’s Master Development Plan investments.

•
Total cash as of March 31, 2013 was Ps. 9,081 million, an increase of Ps. 2,490 million as compared to December 31, 2012, principally a result of the issuance of Ps. 1,600 million in notes and commercial paper by OMA. Net debt was Ps. 45,082 million.

Investor Relations	www.ica.com.mx	9/22

•	Construction accounted for 23% of total debt, and consisted principally of short-term working capital credit lines.

•
Concessions accounted for 39% of total debt. Such debt consisted of structured project finance credit facilities whose source of repayment are the cash flows to be generated by each project once it starts operation. Of total Concessions debt, 68% is for operating concessions that are amortizing debt in accordance with their financing agreements; the remaining 32% corresponded to projects under construction.

•	Airports accounted for 9% of total debt, and the increase resulted from the issuance of Ps. 1,600 million in notes and commercial paper, discussed above.

•
Debt issued at the parent company level represented 28% of total debt. The excess cash balances of each segment and the dividends and fees paid to the parent company are the source of payment for these loans.

•	47% of total debt was bank debt and 53% was securities debt; 23% of debt was short-term; and 38% of debt was denominated in foreign currency, principally U.S. dollars.

•
ICA’s policy is to contract financing for projects in the same currency as the source of repayment. In addition, the Company uses financial derivatives to reduce exchange and interest rate risks. ICA expects to continue to be active in the capital markets to finance or refinance projects that generate value for the Company.

Investor Relations	www.ica.com.mx	10/22

Material events and Subsequent Developments

•
On March 26, 2013, OMA announced the issuance of Ps. 1,600 million in 10 year notes and 28-day commercial paper.  The proceeds will be used to repay short-term debt and finance the Master Development Plan at its 13 airports and other strategic investments.

•
On April 16, 2013, ICA held its Annual Shareholder’s Meeting.  Shareholders elected four new members of the Board of Directors and reduced the size of the Board.  The new Board has 12 members, of whom seven are independent directors. The resolutions approved by the Meeting are available on ICA’s investor relations page (http://www.ica.com.mx).

•	On April 16, 2013, OMA held its Annual Shareholder’s Meeting. The resolutions approved by the Meeting are available on OMA’s investor relations page (http://ir.oma.aero).

•
On April 23, 2013, a Court ordered the parties involved in the lawsuit regarding the Metro Line 12 to begin a process of administrative reconciliation of technical and administrative disagreements. Should the parties be unable to reach a resolution, they may reinitiate judicial proceedings without prejudice.

Conference Call Invitation

ICA’s conference call will be held on Monday, April 29, at 12:00 pm Eastern Time (11:00 am Mexico City time). To participate, please dial toll-free 855-370-4217 from the U.S., 01-800-926-9147 from Mexico +1-559-549-9841 internationally. The conference ID is 52615124. The conference call will be Webcast live through streaming audio and available on ICA’s website at http://www.ica.com.mx/ir

A replay will be available until May 13, 2013 by calling toll-free 855-859-2056 from the U.S. or +1-404-537-3406 internationally, again using conference ID 52615124.

Investor Relations	www.ica.com.mx	11/22

Consolidated Financial Statements

Investor Relations	www.ica.com.mx	12/22

Empresas ICA, S.A.B. de C.V.
Consolidated Balance Sheet

Ps. million	Dec-12	Mar-13
Assets		
Cash and Cash Equivalents	6,088	8,563
Trade and Contract Receivables	16,222	15,572
Other Receivables	3,947	5,758
Inventories	2,058	2,010
Other Current Assets	4,842	4,336
Total Current Assets	**33,157**	**36,239**
Trade and Contract Receivables	11,426	11,541
Restricted Cash	503	517
Other Investments	38,259	42,082
Investment in Subsidiaries & Affiliates	1,800	1,828
Investment in Concessions	33,830	37,595
Long Term Inventories	2,630	2,659
Long Term Assets	**50,189**	**54,141**
Property, Plant and Equipment Net	5,256	5,177
Other Assets	10,324	10,297
Total Assets	**98,926**	**105,854**
Liabilities		
Accounts Payable	5,973	5,998
Short -Term Debt	10,565	12,350
Other Current Liabilities	12,085	12,821
Total Current Liabilities	**28,623**	**31,169**
Long-Term Debt	37,092	41,812
Other Noncurrent Liabilities	12,549	12,437
Total Liabilities	**78,264**	**85,418**
Stockholders' Equity, Controlling Interest	16,812	16,541
Non-controlling Interest	3,850	3,895
Stockholders' Equity	**20,662**	**20,436**
Total Liabilities and Stockholders' Equity	**98,926**	**105,854**

Empresas ICA, S.A.B. de C.V.
Statement of Changes in Stockholders' Equity

	Jan 1 - Mar 31	
(Ps. Million)	2012	2013
Stockholders' Equity, at start of period	**20,824**	**20,662**
Issuance of common stock	133	26
Repurchase of shares	0	0
Effect of conversion of foreign entities	(162)	(63)
Effect of valuation of derivative instruments	(305)	(432)
Other	29	(19)
Net income of period	986	263
Stockholders' Equity, at end of period	**21,505**	**20,436**

Investor Relations	www.ica.com.mx	13/22

Empresas ICA, S.A.B. de C.V.
Statement of Cash Flows

Ps. Million	Jan 1 - Mar 31 2012	2013
Operating Activities		
Consolidated net income	**986**	**263**
Taxes	466	119
Other non-cash expenses	571	866
Items related to investing activities	**77**	**179**
Depreciation and amortization	201	223
Share in loss of associated companies	(113)	(63)
Other	(10)	19
Items related to financing activities	**(1,016)**	**658**
Interest expense	745	1,461
Unrealized exchange rate fluctuation	(1,940)	(842)
Valuation of derivative financial instruments	47	(15)
Other	132	53
Resources used in operations	**(3,225)**	**(2,424)**
Net flow from operating activities	**(2,141)**	**(340)**
Investing activities		
Acquisition of businesses	(147)	0
Acquisition of real estate, machinery and equipment	(48)	(61)
Acquisition of other long term assets	(282)	(3,418)
Sale of real estate, machinery and equipment and other investments	18	5
Other	61	26
Net flow from investing activities	**(398)**	**(3,448)**
Financing activities		
Borrowings	2,889	10,448
Debt payments	(335)	(3,137)
Interest expense	(319)	(1,278)
Decreases in minority interest	(26)	73
Share repurchases	0	0
Financing for financial derivatives	(190)	237
Other	(27)	(46)
Net cash flow from financing activities	**1,992**	**6,297**
Net change in cash and cash equivalents	**(547)**	**2,509**
Adjustments in cash flow for exchange variations	83	(19)
Cash and cash equivalents at beginning of period	4,519	6,591
Cash and cash equivalents at end of period	**4,055**	**9,081**

Investor Relations	www.ica.com.mx	14/22

Empresas ICA, S.A.B. de C.V.
Consolidated Segment Information

	Construction	Airports	Concessions	Corporate and Other[1]	Consolidated
1Q13					
Revenues	4,630	788	1,478	13	6,909
Operating Income	(148)	306	512	(74)	595
Operating margin	*-3.2%*	*38.8%*	*34.6%*	--	*8.6%*
Adjusted EBITDA	56	364	758	(67)	1,110
Adj. EBITDA Margin	*1.2%*	*46.2%*	*51.3%*	--	*16.1%*
Depr. & Amort. [2]	204	58	246	7	515
Total Assets	45,869	14,794	56,634	(11,443)	105,854
Total Debt	12,546	4,887	21,307	15,423	54,162
Capital Expenditures	88	146	3,238	230	3,701
1Q12					
Revenues	7,880	706	817	105	9,507
Operating Income	403	269	202	(55)	817
Operating margin	*5.1%*	*38.1%*	*24.7%*	--	*8.6%*
Adjusted EBITDA	650	321	472	(37)	1,406
Adj. EBITDA Margin	*8.2%*	*45.5%*	*57.8%*	--	*14.8%*
Depr. & Amort. [2]	247	53	271	18	589
Total Assets	47,938	12,107	45,033	(10,582)	94,496
Total Debt	19,225	2,121	16,343	9,968	47,657
Capital Expenditures	260	117	210	849	1,435

(1) Includes the holding company, subholding companies and consolidation effects

(2) Depreciation, amortization and net interest expenses included in cost of sales

Investor Relations	www.ica.com.mx	15/22

Annexes

Backlog

Investor Relations	www.ica.com.mx	16/22

Non-Consolidated Affiliates and Joint Ventures

Construction

•
This includes the results of ICA Fluor (ICA’s share 51%), Grupo Rodio Kronsa (50%), and the construction companies for the Nuevo Necaxa-Tihuatlan highway (60%), El Realito (51%), and the Atotonilco (50%) water treatment plants, among others.

•	Non consolidated construction affiliates had Ps. 10, 396 million in contracts as of March 31, 2013.

Investor Relations	www.ica.com.mx	17/22

•
New contracts and contract additions were Ps. 990 million, including the Caderetya Clean Diesel Package 4 and the expansion of the contracts for Chicontepec II oil field services and the Cananea SX/EW III plant Phase 2.

Concessions

•
Includes the concessions for the Nuevo Necaxa-Tihuatlan highway (with ICA holding a 50% interest), the Autovia Urbana Sur (30%), the El Realito aqueduct (51%), the Queretaro Aqueduct II (43%), the Lazaro Cardenas Port operator (5%), and Proactiva Medio Ambiente (49%).

Corporate and Other

•	Includes principally Actica (interest in the company is 50%) and Los Portales in Peru (50%)~~.~~

Investor Relations	www.ica.com.mx	18/22

Notes and disclaimer

The unaudited condensed consolidated financial statements of Empresas ICA, S.A.B. de C.V. and subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and presented in accordance with IAS 34 “Intermediate Financial Reporting”. These financial statements include all the adjustments, including those of a normal and recurring nature, required for an adequate presentation of the results of operations. Results for interim reporting periods may not be indicative of full year results. As a result, the reading and analysis of these interim financial statements should be done in conjunction with the financial statements for the year ended December 31, 2012, which were also prepared under IFRS.

Other Notes

Unaudited financials: Financial statements are unaudited statements.

Prior period comparisons: Unless stated otherwise, comparisons of operating or financial results are made with respect to the comparable prior-year period, or balances as of March 31, 2011.

Percentage changes: Are calculated based on actual amounts.

Adjusted EBITDA: Adjusted EBITDA is not a financial measure computed under IFRS and should not be considered an indicator of financial performance or free cash flow. We define Adjusted EBITDA as net income of controlling interest plus (i) net income of non-controlling interest, (ii) discontinued operations, (iii) income taxes, (iv) share in net income of affiliates, (v) net comprehensive financing cost, (vi) depreciation and amortization, and (vii) net interest expense included in cost of sales. Our management believes that Adjusted EBITDA provides a useful measure of its performance, supplemental to net income and operating income, because it excludes the effects of financing decisions, non-controlling shareholdings, and other non-operating items. The calculation of Adjusted EBITDA is also provided as a result of requests from the financial community and is widely used by investors in order to calculate ratios and to make estimates of the total value of our company in comparison to other companies. Financial ratios calculated on the base of Adjusted EBITDA are also widely used by credit providers in order to gauge the debt servicing capacity of companies and are relevant measures under one or more of our or our subsidiaries’ financing agreements.

Exchange rate: Amounts in U.S. dollars (US$) are converted at an exchange rate of Ps. 12.348 per U.S. dollar as of March 31, 2013, Ps. 13.9322 as of December 31, 2012, and Ps. 12.7913 as of March 31, 2012.

IFRS 10, IFRS 11, IFRS 12, IAS 27 (revised 2011), and IAS 28 (revised 2011): The International Accounting Standards Board (IASB) issued a set of five pronouncements related to consolidation, joint arrangements, affiliates, and disclosure.

IFRS 10 “Consolidated Financial Statements” replaces the parts of IAS 27 “Consolidated and Separate Financial Statements” and SIC-12 “Consolidation – Special Purpose Entities,”   Under IFRS 10, there is only one basis for consolidation, that is, control. In addition, IFRS 10 includes a new definition of control that contains three elements: (a) power over an investee, (b) exposure, or rights, to variable returns from its involvement with the investee, and (c) the ability to use its power over the investee to affect the amount of the investor’s return.

IFRS 11 introduces new accounting requirements for joint arrangements, replacing IAS 31. The option to apply the proportional consolidation method on jointly controlled entities is eliminated. In addition, IFRS 11 eliminates the concept concerning jointly controlled assets, and establishes only two types of joint arrangements, joint operations and joint ventures, depending on the rights and obligations of the parties. A joint operation is a joint arrangement whereby the parties that have joint control have rights to assets and obligations on liabilities. In this type of arrangement, each party recognizes the assets to which they have rights and liabilities which bear obligations as part of its other assets and liabilities. Joint ventures are joint arrangements whereby the parties that have joint control have rights to the net assets.

Investor Relations	www.ica.com.mx	19/22

In addition, joint ventures under IFRS 11 should be accounted using the equity method, whereas jointly controlled entities under IAS 31 can be accounted using the equity method or proportionate accounting.

The adoption of these five norms only affects the consolidated financial statements and the the amounts reported in the consolidated financial statements for periods prior to December 31, 2012, when they are restated for comparative purposes.

The adoption of IFRS 11 changes the classification and subsequent accounting of the Company’s investment in Autovía Necaxa Tihuatlán, S.A. de C.V., ICA Fluor, S. de R.L. de C.V. and subsidiaries, Rodio Kronsa, S.A., Los Portales, S.A., Suministro de Agua de Querétaro, S.A. de C.V., Aquos El Realito, S.A. de C.V., Constructora de Infraestructura de Aguas Potosí, S.A. de C.V., Constructora MT de Oaxaca, S. A. de C.V., Actica Sistemas, S. de R.L. de C.V., C7AI Servicios Industriales Especializados, S.A. de C.V., Infraestructura y Saneamiento de Atotonilco, S.A. de C.V. y Administración y Servicios Atotonilco, S.A. de C.V..

The condensed financial statement for the three months ended March 31, 2012 were restated to include the effect of the accounting standards in effect as of January 1, 2013 The financial statements for the period January 1 – March 31, 2012 as originally presented were:

Financial Derivative Instruments: ICA enters into financial derivative contracts in the subsidiaries where projects are located solely in order to reduce the uncertainty on the returns on projects. The instruments entered into are established on a notional amount. Interest rate derivatives are used in order to fix maximum financial costs. Exchange rate derivatives are entered into in order to reduce the exchange risk on projects that incur labor and materials costs in a currency different from the currency of the financing of the project, as well as to convert foreign debt into domestic currencies. ICA enters into its financings in the same currency as the source of repayment. ICA has a policy of not entering into derivatives for speculative purposes.

From an accounting perspective, there are two classifications for derivative instruments. “Hedging financial instruments” must meet the specific requirements established in IFRS. Other derivative financial instruments that do not meet IFRS requirements for hedge accounting treatment are designated as trading derivatives.

ICA values all derivatives at fair value. Fair value is based on market prices for derivatives traded in recognized markets; if no active market exists, fair value is based on other recognized valuation methodologies in the financial sector, validated by third party experts, and supported by sufficient, reliable, and verifiable information.

Fair value is recognized in the balance sheet as an asset or liability, in accordance with the rights or obligations derived from the contracts executed and in accordance with accounting norms. For hedging derivatives, changes in fair value are recorded temporarily in other comprehensive income within stockholders’ equity, and are subsequently reclassified to results at the same time that they are affected by the item being hedged. For trading derivatives, the fluctuation in fair value is recognized in results of the period as part of Comprehensive Financing Cost.

Investor Relations	www.ica.com.mx	20/22

In accordance with Article 63 of the Circular for Issuers, ICA entered into one-year forward contracts to acquire 22,280,100 shares of the Company, in a series of nonconsecutive transactions between May 22 and August 21, 2012, at a weighted average strike price of Ps. 24.99 per share, equivalent to Ps. 556.8 million. The total amount of shares represented 3.67% of shares outstanding.

If market conditions are favorable, the forward contracts will be exercised with a charge to the share repurchase reserve approved by the Shareholders’ Meeting, in accordance with the Policy for the Acquisition and Disposition of Own Shares approved by the Board of Directors. The value of the exercising will be calculated by multiplying at maturity the numbers of shares in each contract and strike price.

In the event of not exercising the instruments, the price for settling the contracts will be the difference between the strike price and the price of ICA’s shares in the market. As of March 31, 2013, the fair value for not exercising the contracts was the equivalent to a loss of Ps. 1.3 million in financial derivative effects.

Additional information regarding our exposure to financial derivative instruments required to be furnished by Mexican regulations to the National Banking and Securities Commission is attached hereto as Exhibit 99.1, which is incorporated by reference herein.

Glossary

ADTV: Average Daily Traffic Volume is the number of vehicles that travel the entire length of a highway.

Concessions Revenue is composed of the following:

Operating revenue from concessions: includes tolls and fee payments from the government for the availability of PPP roads and or tariffs based on traffic volume, according to the type of concession.
Operations and maintenance: revenue from the provision of services for operating and maintaining highways for non-consolidated affiliates.
Financial income: the revenue associated with financing.
Construction: the revenue recognized by the concessionaire for costs that are not attributable to the construction company.

SPC: Services Provider Contract. Long-term contract for the provision of services to the Ministry of Public Security, which includes the construction and operation of social infrastructure.

RCO: Red de Carreteras de Occidente, S.A.P.I.B. de C.V. an unconsolidated affiliate of ICA. The company’s principal activity is to operate, maintain, conserve, and exploit the highways that make up the FARAC 1 package of tollroads, as well as to construct, operate, maintain, conserve, and exploit the Expansion Works, in accordance with the Concession Agreement with the federal Government, acting through the Ministry of Communications and Transportation.

PPP: Public-Private Partnership is a legal mechanism that enables a private sector company to provide services to the federal, state, or municipal government clients through fixed term licenses, generally from 20 to 40 years, to finance ,construct, establish, operate, and maintain a public means of transportation or communication. The client’s payment consists of a fixed payment for the availability of the highway together with a minimum shadow tariff based on traffic volume.

This report may contain projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Investor Relations	www.ica.com.mx	21/22

Empresas ICA, S.A.B. de C.V. is Mexico's largest infrastructure company. ICA carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads, water systems, and real estate. Founded in 1947, lCA is listed on the Mexican and New York Stock exchanges.  For more information, visit www.ica.com.mx/ir

Investor Relations	www.ica.com.mx	22/22

Exhibit Number	Description of Document

99.1	Qualitative and Quantitative Financial Derivative Instruments Report of the Company to the National Banking and Securities Commission, dated April 26, 2013 (English translation)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2013
Empresas ICA, S.A.B. de C.V.
/s/ ALONSO QUINTANA KAWAGE
Name: Alonso Quintana Kawage
Title: Chief Executive Officer